EXHIBIT TO ITEM 77I

AdvisorShares Trust

Terms of New or Amended Securities


The officers of AdvisorShares Trust are authorized and directed to issue and sell shares of beneficial interest of the AdvisorShares Vice ETF to the public. Each share shall have no par value and shares issued in connection with a dividend in shares or a split or reverse split of shares, shall be fully paid and nonassessable, as set forth in the AdvisorShares Agreement and Declaration of Trust dated July
30, 2007.

A description of the AdvisorShares Vice ETF is incorporated by reference to the Post-Effective Amendment No. 123 to the Registration Statement as filed with the SEC via EDGAR on November 14, 2017 (Accession No. 0001615774-17-006725).